Exhibit 99.1

NOTICE TO SHAREHOLDERS

DIVIDEND PAYMENT

JBS N.V. (NYSE: JBS, B3: JBSS32) (“JBS” or the “Company”), a corporation incorporated in the Netherlands, in addition to the Notice to Shareholders released on March 25, 2026, informs its shareholders and the market in general that its Board of Directors has approved the payment of dividends in the amount of USD 1.00 per common share issued by the Company, based on the Company’s retained earnings reserves. Dividends will be paid on June 17, 2026, based on the Company’s shareholder position as of the close of business on May 18, 2026, and it is estimated that they will be available in the accounts of the securities brokers used by holders of the Company’s Brazilian Depositary Receipts (“BDRs”) starting on June 22, 2026. From the amounts owed to shareholders, applicable taxes will be deducted, including a 15% withholding tax under Dutch law and, for BDR holders, the IOF (Tax on Financial Transactions) levied on the foreign exchange transaction carried out by the depositary.

The estimated gross amount of the dividend payment to be made in Brazilian Reais to BDR holders is R$ 4.91 per BDR, considering the U.S. dollar exchange rate (PTAX on May 13, 2026) of R$ 4.91, and the expected payment date is June 22, 2026. The exact dividend amount in Brazilian Reais and the exact date of its payment to BDR holders will be announced after June 17, 2026, when Banco Bradesco S.A., the depositary of the Company’s sponsored BDR program, receives the dividends attributed to the shares that back the BDRs.

Additional information may be obtained from the Company’s Investor Relations Department at ir@jbsglobal.com, or at https://ir.jbsglobal.com.

Amstelveen, May 14, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws. Statements other than historical facts, including our beliefs and expectations, are forward-looking. The words “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These statements reflect management’s current views and are subject to risks and uncertainties. They are based on many assumptions and factors, including economic, market, industry, and operating conditions. Changes in these assumptions or factors could cause actual results to differ materially from expectations. Undue reliance should not be placed on them. Forward-looking statements speak only for the date they are made.